UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol announces decisions by the Board of Directors

BOGOTA, Colombia, May 26, 2016 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) ("Ecopetrol") hereby reports that in the meeting held on May 20, 2016, the Board of Directors of Ecopetrol accepted the resignation of Mr. Gustavo Carvajal, member of the Board of Directors.

http://photos.prnewswire.com/prnvar/20090209/ARM001LOGO

With the resignation of Mr. Carvajal, the committees of the Board of Directors will be comprised of the following members:

•	Audit and Risk Committee:
o	Jaime Ardila (audit committee financial expert in accordance with the requirements of the Sarbanes-Oxley Act for the period 2016 – 2017)
o	Horacio Ferreira
o	Jorge Pinzón
o	Joaquín Moreno
•	Business Committee:
o	Minister of Finance and Public Credit
o	Joaquín Moreno
o	Carlos Cure
o	Director of the National Planning Agency of Colombia
o	Jaime Ardila
o	Horacio Ferreira
•	Compensation and Nomination Committee:
o	Roberto Steiner
o	Minister of Finance and Public Credit
o	Carlos Cure
o	Joaquín Moreno
•	Corporate Governance and Sustainability Committee:
o	Jorge Pinzón
o	Roberto Steiner
o	Horacio Ferreira
o	Carlos Cure
o	Minister of Finance and Public Credit

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company's prospects for growth and its ongoing access to capital to fund the Company's business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company's competitiveness and the performance of Colombia's economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (A)
Lina María Contreras Mora
Phone: (+571) 234 5190
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
E-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: May 26, 2016